Mail Stop 3561

February 13, 2006

BY U.S. MAIL

Ms. Laurie Brewis
   Principal Executive Officer, Vice-President and Director
REDHAND INTERNATIONAL, INC.
277 West 11th Street
New York, NY   10014

 Re: Redhand International, Inc.
   Item 4.01 Form 8-K
  Filed February 3, 2006
   File No. 0-26211

Dear Ms. Brewis:

       We have reviewed the above referenced filing and have the
following comments which request certain supplemental information.
Please be as detailed as necessary in your explanation. After
reviewing this information, we may or may not raise additional
comments.

 Pursuant to Rule 101(a)(3) of Regulation S-T, your response
should be submitted via EDGAR, under the label "corresp," within
five
business days of the date of this letter. Please note that if you
require longer than five business days to respond, you should
contact
the staff immediately to request additional time.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Item 4.01 of Form 8-K

Changes in Registrant's Certifying Accountant

1. You reference Aaron Stein's reports on your financial
statements
for the years ended December 31, 2004 and 2003; however, per
exhibit
16.1, no opinion letter was issued in regards to these periods or
any
periods. Please revise appropriately to reconcile this
disagreement.

Other

2. We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating
to
a company`s disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

  In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

  In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Closing

 You may contact the undersigned below at (202) 551-3307, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.

Sincerely,

        Theresa A. Messinese
        Staff Accountant

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